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Attn:	Michael Fay
Terence O’Brien
Benjamin Richie
Margaret Schwartz

Re:	Rosecliff Acquisition Corp I
Amendment No. 2 to Registration Statement on Form S-4
Filed July 27, 2023
CIK No. 0001833498

Dear Mr. Fay:

On behalf of our client, Rosecliff Acquisition Corp I, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 7, 2023 (the “Comment Letter”), with respect to the Company’s supplemental response dated July 27, 2023 (the “Prior Response Letter”), each relating to the above-referenced registration statement on Form S-4 submitted on May 2, 2023, as amended (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-4 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4, Filed July 27, 2023

Information about RCLF, page 144

1.

We note your response to previous comment 9. On page 284 you state: “The Proposed Charter adopts…(b) the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. or the Exchange Act; (or other rules and regulations thereunder) and any other claim for which the U.S. federal courts have exclusive jurisdiction.” On page 295 you state: “Notwithstanding the foregoing, the aforementioned provisions of this “Exclusive Forum” section shall not apply to claims seeking to enforce any liability or duty created by the Securities Act or Exchange Act, (or other rules and regulations thereunder), or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Please revise all discussions concerning the forum selection clause in your Proposed Charter to clarify whether the provision does not apply to claims arising under the Securities Act or Exchange Act or whether the federal district courts are the exclusive forum for such claims. Note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 110, 184, 290, 295 and B-4 of the Registration Statement.

United States Securities and Exchange Commission

August 8, 2023

RCLF Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 157

2.

We note your disclosure on page 157: "On January 22, 2023, we received a written notice (the “January Notice”) from the Listing Qualifications Department (the “Staff”) of Nasdaq indicating that the Company is not in compliance with Listing Rule 5550(a)(4), due to the Company’s failure to meet the minimum 500,000 publicly held shares requirement for the Nasdaq Capital Market.... On March 9, 2023, per the January Notice, the Company submitted a plan of compliance to achieve and sustain compliance with all Nasdaq Capital Market listing requirements. On May 8, 2023, we received a letter from the Staff of Nasdaq stating they accepted the Company’s plan. If the Company does not complete a Business Combination by July 21, 2023, the Staff will provide written notification that the Company’s securities will be delisted, which the Company may appeal the Staff’s determination to a Listing Qualifications Panel." Please revise to provide an update on this situation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 157 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of RCLF and the Combined Company, page 162

3.

Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ELS 1960 Family, L.P., Octopus Investments plc and Link Mar (Nominees) Limited on page 163. Refer to Item 403 of Regulation S-K required by Item 6 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 164 of the Registration Statement.

Information About Spectral, page 165

4.

We note your updated disclosure in response to previous comment 11 and reissue in part. In all instances in which you make a claim that is supported by “industry literature,” please provide a citation to the relevant literature. Further, as these resources may not be freely accessible to all potential investors, at each source’s first citation, include language summarizing the material conclusions of such literature.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 165 of the Registration Statement.

United States Securities and Exchange Commission

August 8, 2023

Clinical Validation and Regulatory Pathway, page 184

5.

We note your response to previous comment 14 and your disclosure added to page 185: “The exercise of these options are contingent on our achieving certain milestones, such as advancing inner-operability with EHRs and advancing the human validation study.” Please revise to describe all milestones in detail.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 169, 182, 185 and 210 of the Registration Statement.

Exhibits

6.

We note that in the introductory paragraph of Reed Smith LLP's Exhibit 8.1 Tax Opinion the opinion is "concerning certain U.S. federal income tax considerations." Please have counsel revise the opinion to clarify that this section addresses the material U.S. federal income tax considerations as opposed to “certain” U.S. federal income tax considerations. Refer to Section III of Staff Legal Bulletin 19 (October 14, 2011). Additionally, please have counsel revise to clarify the statement that it has "assumed that the Mergers will be consummated in the manner described in the Business Combination Agreement and the Registration Statement and that none of the terms and conditions contained therein have been waived or modified in any respect" given, for example, that RCLF and Spectral have waived the requirement in the Business Combination Agreement that RCLF approve and adopt the Equity Incentive Plan to be effective in connection with the Business Combination.

Response: In response to the Staff’s comment, the Company respectfully notes that Reed Smith LLP has revised the Exhibit 8.1 Tax Opinion to provide clarification with respect to the items raised by the Staff on pages 1 and 2 of Exhibit 8.1 of the Registration Statement.

7.

We note the legend below the Exhibit Index includes a symbol indicating that "[c]ertain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2)..." but this symbol is not used in the Exhibit Index. Please revise to reconcile and ensure the requirements of Regulation S-K Item 601(b)(2) are met, as applicable.

Response: In response to the Staff’s comment, the Company has revised the footnote to the Exhibit Index and included the corresponding symbol where applicable within the Exhibit Index.

* * *

United States Securities and Exchange Commission

August 8, 2023

Please do not hesitate to contact Michelle Gasaway at (213) 687-5122 or Michael Chitwood at (212) 735-2535 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Michelle Gasaway

cc:	Michael P. Murphy, Rosecliff Acquisition Corp I
Wensheng Fan, Spectral MD Holdings, Ltd.
Reed Smith LLP